UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                          ANNTAYLOR STORES CORPORATION
                          ----------------------------
                                (Name of Issuer)

                    COMMON STOCK, $.0068 PAR VALUE PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                    036115103
                                 --------------
                                 (CUSIP Number)

             Paul D. Baiocchi, Esq., Vice President, General Counsel
                       and Secretary, Cygne Designs, Inc.,
           1372 Broadway, New York, Ny 10018; Telephone (212) 354-6474
           -----------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               November 8, 1996
          -----------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                  SCHEDULE 13D

----------------------------                    --------------------------------
CUSIP No.036115 10 3                               Page 2 of 5      Pages
----------------------------                    --------------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cygne Designs, Inc.; EIN 04-2843286
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7    SOLE VOTING POWER 1,506,645
      SHARES           ---------------------------------------------------------
   BENEFICIALLY         8    SHARED VOTING POWER 1,506,645
     OWNED BY          ---------------------------------------------------------
       EACH             9    SOLE DISPOSITIVE POWER 1,506,645
    REPORTING          ---------------------------------------------------------
      PERSON           10    SHARED DISPOSITIVE POWER 1,506,645
       WITH
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,506,645
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.9
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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

                                  SCHEDULE 13D

     This Amendment No. 2 amends and supplements the Schedule 13D, dated September 30, 1996 as amended on October 25, 1996 (the "Schedule 13D"), filed on behalf of Cygne Designs, Inc. (the "Company" or "Cygne"), a Delaware corporation. The business address of Cygne is 1372 Broadway, New York, New York 10018. Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Cygne beneficially owns 1,506,645 shares of ATSC Common Stock, comprising 5.9% of the outstanding shares of the ATSC Common Stock.

         (b) Cygne has the sole or shared power to vote or direct the vote for 1,506,645 shares of the Issuer's Common Stock, and Cygne has the sole or shared power to dispose or direct the disposition of 1,506,645 shares of the Issuer's Common Stock.

              No Executive Officer and Director has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or direct the disposition of any shares of the Issuer's Common Stock, except that the Board of Directors of Cygne may be deemed to have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the AT Shares. The Stockholders Agreement among Cygne, Cygne Group (F.E.) Limited, a wholly-owned subsidiary of Cygne ("CGFE"), and ATSC requires that the AT Shares be voted in the same proportion as the votes cast by all other stockholders of ATSC. In addition, upon an event of default under Cygne's credit facility with the Hongkong and Shanghai Banking Corporation Limited (the "HS Bank"), the HS Bank may vote the AT Shares. Further, Cygne's credit arrangement with the HS Bank requires that Cygne dispose of some or all of the AT Shares under certain circumstances. See Item 6.

         (c) Since filing on Amendment No. 1 to the Schedule 13D on October 25, 1996, Cygne made the following sales of shares of ATSC Common Stock on the New York Stock Exchange:

              No. of                        Price
               Date        Shares Sold    Per Share($)
              --------     -----------    ------------
              11/06/96       48,000         19
              11/06/96       25,000         19-1/4
              11/06/96       14,000         19-3/8
              11/06/96       13,000         19-1/2
              11/07/96        3,000         19-3/8
              11/07/96       57,000         19-1/4
              11/07/96       65,000         19-1/2
              11/08/96       50,000         19-1/2
              11/08/96       57,500         19-3/8


              Other than as set forth above in Item 5(c), the Reporting Person has not effected any transactions in the ATSC Common Stock since filing Amendment No. 1 on Schedule 13D on October 25, 1996.

         (d) No person or entity other than Cygne has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the AT Shares owned by Cygne except that the HS Bank has the right to receive dividends and proceeds under certain circumstances as described under Item 6.

         (e)  Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 11, 1996


                                                 CYGNE DESIGNS, INC.



                                                 By: /S/ PAUL D. BAIOCCHI
                                                     -------------------------
                                                        Paul D. Baiocchi
                                                   Vice President and Secretary



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